December 22, 2009

Via International Mail and Facsimile (011-55-12-3922-6070)

Frederico Pinheiro Fleury Curado
President and Chief Executive Officer
Embraer – Empresa Brasileira de Aeronáutica S.A.
40 Avenida Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil

> **Re:** **Embraer – Empresa Brasileira de Aeronáutica S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 1, 2009**
> **File No. 333-132289**

Dear Mr. Curado:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are aware of publicly-available information that the Iranian and Sudanese air forces are in possession of several of your aircraft. We note also that you state on page 22 that you have sold aircraft to military forces in Latin America, and you state on page 26 that you have a customer base in the commercial airline market in the Middle East and Africa. Latin America, the Middle East, and Africa are references generally understood to encompass Cuba, Iran, Syria, and Sudan. Cuba, Iran, Syria, and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your annual report does not include disclosure regarding contacts with Cuba, Iran, Syria, or Sudan.

Please describe to us the nature and extent of your past, current, and anticipated operations in, and other contacts with, Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any products, including aircraft and avionics, parts, equipment, components, software, technology, or services you have sold, leased, or otherwise provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Iran, Syria, or Sudan, or entities controlled by those governments.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance